Exhibit 99.2

Form of Power of Attorney

Carta Poder / Proxy Letter

_______________________________________________ (el “Poderdante”), por medio de la presente carta otorgo un poder especial pero tan amplio como sea requerido, en favor de _______________________________________ y __________________________________ (los “Apoderados”) para que, conjunta o separadamente, cualquiera de ellos asista a la Asamblea General Ordinaria de Accionistas de Betterware de Mexico S.A.P.I. de C.V. (la “Sociedad”), que se celebrará el 30 de abril de 2026, en la cual los accionistas de la Sociedad resolverán los siguientes puntos del Orden del Día; y voten en el sentido que se señala a continuación, en dicha Asamblea ______________ (_______________________________________) acción(es) que de dicha Sociedad el Poderdante es titular:

_____________________________________________ (the “Principal”), hereby grants a special power of attorney as broad as it may be required, in favor of _____________________________________________ and _____________________________________ (the “Attorneys-in-Fact”) so that, either jointly or individually, any of them attends the General Ordinary Shareholders Meeting of Betterware de Mexico S.A.P.I. de C.V. (the “Company”), to be held on April 30, 2026, through which the shareholders of the Company will resolve the matters contained in the following Agenda; and vote in the manner set forth below, in such Meeting ______________________ (___________________________) share(s) owned by the Principal:
Orden del Día de la Asamblea Ordinaria de Accionistas	Agenda for the General Ordinary Shareholders Meeting

	A favor	En contra	Abstención			In favor	Against	Abstention
1. Presentación, discusión, modificación, y en su caso, aprobación del informe anual del Consejo de Administración, a que se refiere el inciso e) de la fracción IV del artículo 28 de la Ley del Mercado de Valores y el artículo 172 inciso b) de la Ley General de Sociedades Mercantiles, por el ejercicio social comprendido del 1 de enero de 2025 al 31 de diciembre de 2025.					I. Presentation, discussion, modification and, as the case may be, approval of the annual report of the Board of Directors referred to in subsection (e) of Section IV of Article 28 of the Securities Market Law (Ley del Mercado de Valores) and in Article 172 subsection (b) of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles), for the fiscal year from January 1, 2025 to December 31, 2025.
2. Presentación, discusión, modificación, y en su caso, aprobación del informe anual por parte del Comité de Auditoría y Prácticas Societarias por el ejercicio social comprendido del 1 de enero de 2025 al 31 de diciembre de 2025.					II. Presentation, discussion, modification and, as the case may be, approval of the annual report of the Audit and Corporate Practices Committee (Comité de Auditoría y Prácticas Societarias) for the fiscal year from January 1, 2025 to December 31, 2025.
3. Presentación, discusión, modificación, y en su caso, aprobación del informe sobre el cumplimiento de las obligaciones fiscales a cargo de la Sociedad durante el ejercicio social comprendido del 1 de enero de 2025 al 31 de diciembre de 2025.					III. Presentation, discussion, modification and, as the case may be, approval of the report on compliance with the Company’s tax obligations during the fiscal year from January 1, 2025 to December 31, 2025.
4. Presentación, discusión, modificación, y en su caso, aprobación de los estados financieros consolidados de la Sociedad con motivo del ejercicio social comprendido del 1 de enero de 2025 al 31 de diciembre de 2025.				.	IV. Presentation, discussion, modification and, as the case may be, approval of the Company’s consolidated financial statements for the fiscal year from January 1, 2025 to December 31, 2025.
5. Propuesta, discusión, y en su caso, aprobación sobre el pago de dividendos.					V. Proposal, discussion and, as the case may be, approval regarding the payment of dividends.
6. Propuesta, discusión, y en su caso, aprobación sobre la reelección, elección o remoción de los miembros del Consejo de Administración de la Sociedad.					VI. Proposal, discussion and, as the case may be, approval regarding the re-election, election or removal of the members of the Company’s Board of Directors.
7. Propuesta, discusión, y en su caso, aprobación sobre la reelección, elección o remoción de los miembros del Comité de Auditoría y Prácticas Societarias de la Sociedad.					VII. Proposal, discussion and, as the case may be, approval regarding the re-election, election or removal of the members of the Company’s Audit and Corporate Practices Committee (Comité de Auditoría y Prácticas Societarias).

8. Propuesta, discusión, y en su caso, determinación de los emolumentos correspondientes a los miembros del Consejo de Administración y miembros del Comité de Auditoría y Prácticas Societarias de la Sociedad.	VIII. Proposal, discussion and, as the case may be, determination of the compensation corresponding to the members of the Board of Directors and the members of the Company’s Audit and Corporate Practices Committee (Comité de Auditoría y Prácticas Societarias).
9. Propuesta, discusión, y en su caso, aprobación de otorgamiento y revocación de poderes.	IX. Proposal, discussion and, as the case may be, approval of the granting and revocation of powers of attorneys.
10. Designación de delegados especiales para formalizar las resoluciones adoptadas en la Asamblea.	X. Appointment of special delegates to formalize the resolutions adopted at the Meeting.

El Poderdante ratifica desde ahora los actos que realicen los Apoderados en el ejercicio legal de este mandato.	The Principal hereby ratifies the acts the Attorneys-in-fact may conduct in the legal exercise of this mandate.

__________ de _____________________ de 2026 / ______________________________, 2026
______________________________ Por/By: ______________________________ Cargo/Title: ______________________________
Testigos / Witnesses

Name:	Name:

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